SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                      Brown & Sharpe Manufacturing Company
                                (Name of Issuer)

                 Class A Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                   115223 10 9
                                 (CUSIP Number)

Seth H. Hoogasian, Esq.                           Thermo Electron Corporation
General Counsel                                             81 Wyman Street
(781) 622-1000                                         Waltham, MA  02254-9046

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 26, 1998
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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
                         NAME OF REPORTING PERSON
           1             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         Thermo Electron Corporation
                         IRS No. 04-2209186

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           2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a) [   ]
                                                                          (b) [ x ]
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           3             SEC USE ONLY



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           4             SOURCE OF FUNDS*

                         WC
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           5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
                         2(e)        [    ]


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           6             CITIZENSHIP OR PLACE OF ORGANIZATION

                         State of Delaware
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                           7   SOLE VOTING POWER
       NUMBER OF

         SHARES                743,800
      BENEFICIALLY

        OWNED BY

          EACH

        REPORTING

       PERSON WITH
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                           8   SHARED VOTING POWER

                               0
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                           9   SOLE DISPOSITIVE POWER

                               743,800

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                          10   SHARED VOTING POWER
                               0
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           11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         743,800
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           12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                         SHARES*                                       [   ]



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           13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                         5.77%



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           14            TYPE OF REPORTING PERSON *

                         CO


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

         Thermo Electron Corporation (the "Reporting Person") hereby amends its statement on Schedule 13D relating to the shares of Class A Common Stock, par value $1.00 per share (the "Shares"), of Brown & Sharpe Manufacturing Company (the "Issuer"), as set forth below.

Item 2. Identity and Background.

         The first paragraph of Item 2 is hereby amended and restated in its entirety as follows:

         This Amendment is being filed by the Reporting Person to reflect a change in the information set forth herein under Item 4.

Item 4.  Purpose of Transaction

         Item 4 is hereby amended and restated in its entirety as follows:

         The Reporting Person made its equity investment in the Issuer with a view towards a possible acquisition of the Issuer. The Reporting Person, through its majority-owned subsidiary Thermo Optek Corporation, made a proposal to the Issuer in March 1998 for a possible acquisition. The Issuer rejected the proposal and informed the Reporting Person that the Issuer's Board of Directors has determined that the best means for providing long-term value to its shareholders is to independently pursue its business plan rather than to sell the company. The Reporting Person will pursue an acquisition only with the consent of the Issuer's Board of Directors.

         On May 26, 1998, the Reporting Person proposed to the Issuer an increase in the price per share that it would consider paying for the outstanding Shares in a merger. The proposal set forth in the letter to the Issuer will remain in effect until June 5, 1998. If by that date the Issuer has not expressed its willingness to discuss a potential merger, the Reporting Person stated in the letter that it would assume that the Issuer is not interested in a sale to it or to anyone else, at any price. The Reporting Person further stated that it believes such a position would not be in the best interests of the Issuer's shareholders, and would plan to commence selling some or all of its Shares.

         The Reporting Person reserves the right to dispose of such Shares from time to time, on the open market or otherwise. Conditions relevant to any future action may include plans of the management of the Issuer, if any, with respect to the Issuer, including a possible sale of the company, the market performance of the Issuer's common stock, then current market and economic conditions, and the Issuer's then current or prospective financial performance. Any acquisition of the Issuer by the Reporting Person would result in the Reporting Person obtaining control of the Issuer and the Issuer becoming a direct or indirect subsidiary of the Reporting Person.

         Except as set forth in this Item 4, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.  Interest in Securities of the Issuer.

         Item 5(a) is hereby amended and restated in its entirety as follows:

         (a) The Reporting Person beneficially owns 743,800 Shares, or approximately 5.77% of the outstanding Shares. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own no Shares.

Item 7.           Material to Be Filed as Exhibits

         Item 7 is hereby amended to include the additional exhibit listed below:

         (iv) Letter dated May 26, 1998 from Earl R. Lewis, President and Chief Executive Officer of Thermo Instrument Systems Inc., to Frank T. Curtin, Chairman, President and Chief Executive Officer of the Issuer.

Signature

         After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Date: May 26, 1998                                 THERMO ELECTRON CORPORATION


                                                       /s/ Sandra L. Lambert
                                                   By:  Sandra L. Lambert
                                                        Secretary

Exhibit (iv)

                   [THERMO INSTRUMENT SYSTEMS INC. LETTERHEAD]


                                                              May 26, 1998



Mr. Frank T. Curtin
President and Chief Executive Officer
Brown & Sharpe Manufacturing Company
Precision Park
200 Frenchtown Road
North Kingstown, RI 02852

Dear Frank:

         We are disappointed by your letter of April 7, stating that you are not interested in discussing a potential merger with our Thermo Optek subsidiary. We continue to believe that such a merger would be ideal for both of our companies. In that regard, we are willing to raise our proposed price from $13.50 to $15.50 per share.

         Although this letter obviously does not constitute a legally binding offer to buy Brown & Sharpe, we hope that the increased price will be considered very seriously by you and your Board of Directors. The proposal represented by this letter will remain in effect until June 5, 1998; if by then you have not informed us that you are willing to discuss a potential merger, we will assume that you are not interested in a sale to us or to anyone else, at any price. As we feel that such a position would not be in the best interests of your shareholders, we would no longer want to remain a significant investor in Brown & Sharpe and would plan to commence selling some or all of our Brown & Sharpe shares.

         I look forward to hearing from you shortly.

                                        Sincerely,


                                        /s/ Earl R. Lewis
                                        Earl R. Lewis
                                        President and Chief Executive Officer



LG-1376